SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

EPICOR SOFTWARE CORPORATION

(Name of Subject Company)

EPICOR SOFTWARE CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29426L108

(CUSIP Number of Class of Securities)

L. George Klaus

Chief Executive Officer

Epicor Software Corporation

18200 Von Karman Avenue, Suite 1000

Irvine, California

(949) 585-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

John D. Ireland, Esq. Epicor Software Corporation 18200 Von Karman Avenue, Suite 1000 Irvine, California (949) 585-4000	Larry W. Sonsini, Esq. Katharine A. Martin, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by Epicor Software Corporation on April 6, 2011 (including all exhibits attached thereto) are incorporated herein by reference.